UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sale of Shares in ATM Program

During the period between December 7, 2022 and January 23, 2023, Evaxion Biotech A/S (the “Company”) sold 1,143,883 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 1 nominal value with each ADS representing one (1) ordinary share, at an aggregate volume weighted average price (VWAP) of USD $1.83 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022, After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $2,043,620. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 1,143,883 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 25,278,846 through the issuance of such 1,143,883 ADSs representing the Company’s ordinary shares.

The Company’s Articles of Association were amended to reflect these issuances of these ordinary shares and are attached hereto as Exhibit 1.1.

Extraordinary General Meeting

Furnished as Exhibit 99.1 to this Report on Form 6-K is the convening notice for the Extraordinary General Meeting (the “Meeting”) of the Company to be held on February 21, 2023 at 5:00 pm (CET).

Exhibits

Exhibit
No.	Description
1.1	Articles of Association
99.1	Convening Notice to Shareholders for Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 2, 2023	By:	/s/ Bo Karmark
Bo Karmark Chief Financial Officer